ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE CLIENT/MATTER NUMBER 103159-0101
July 13, 2021
VIA EDGAR SYSTEM Ms. Deborah L. O’Neal Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management Washington, DC 20549

Re:	Daxor Corporation, File Nos. 333-255212 and 811-22684
Dear Ms. O’Neal and Ms. Fettig:
On behalf of our client, Daxor Corporation (“Daxor”), set forth below is Daxor’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced filing.  The numbered items set forth below repeat (in bold italics) the oral comments of the Staff, and following the comments are Daxor’s responses (in regular type).  In connection with this response letter, Daxor is filing a pre-effective amendment to the registration statement to reflect the comments on the registration statement, and will request effectiveness for the registration statement under separate cover.  Attached to this response letter is a redlined copy of the registration statement showing the changes made in response to the Staff’s comments.
1. Please explain how Daxor is qualified to elect to file a registration statement pursuant to General Instruction A.2 of Form N-2.
Response: Daxor meets the requirements set forth in General Instruction A.2 as follows:
•	Daxor meets the requirements of General Instruction I.A. of Form S-3:
o	Daxor is organized under the laws of the United States, New York, and has its principal business operations in the United States, in Tennessee and New York.
o	Daxor has securities registered under Section 12(g), listed on the NYSE AMEX.
o
Daxor (a) has been subject to the requirements of Section 12 of the Exchange Act for many years, and has filed the required materials; and (b) Daxor has timely filed all required public reports, as reflected on the EDGAR database.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission
July 13, 2021

o
Daxor has not (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.

o	Daxor has (a) filed all required electronic filings; and (b) filed the required Interactive Data Files.
•
Daxor has been registered under the Investment Company Act for many years, and has timely filed all public reports required to be filed pursuant to Section 30 of the Investment Company Act during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, as reflected on the EDGAR database.

•
Daxor’s registration statement relates to a limited primary offering, as provided in General Instruction I.B.6.  In the registration statement, Daxor specifies that the aggregate market value of securities sold by or on behalf of Daxor during the period of 12 calendar months immediately prior to, and including, the sale is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of Daxor.  Daxor is not a shell company and has not been a shell company at any time previously, and Daxor has at least one class of common equity securities listed and registered on a national securities exchange (NYSE AMEX).

2. Please state that expenses are estimated in the Annual Expense table.
Response: Daxor will revise the disclosure as requested.
3. We note that Total Annual Expenses after Taxes are shown as 4.84% in the Annual Expense table.  The financial highlights show Total Annual Expenses after Taxes of 5.79%.  Please explain the difference.
Response: The amount in the financial highlights was calculated using the “average net assets” based on the value of net assets determined no less frequently than the end of each month.  In the Form N-2, the amount is based on the net assets at December 31, 2020, as Daxor thought that was the amount that should be used.  Daxor will revise the disclosure to use the amount found in the financial highlights.

U.S. Securities and Exchange Commission
July 13, 2021

4. We note that the Example numbers need to be redone to be based on a $1,000 investment, assuming a 5% annual return.
Response: Daxor will revise the disclosure as requested.
5. On the financial highlights: (a) ensure the nature of the information contained in the table and its source is explained, and note that the auditor’s report is contained elsewhere in the registration statement, and state that it can be obtained by shareholders; (b) ensure information in comparative columns for each of the last ten fiscal years, and present the information for the period between the end of the latest fiscal year and the date of the latest balance sheet or statement of assets and liabilities; and (c) state that the financial highlights are audited.
Response: Daxor will revised the disclosure as requested.
6. Please provide an explanation of how Daxor will comply with the new derivatives rule.
Response: Under new Rule 18f-4, Daxor intends to qualify as a “limited derivatives user” by limiting its derivatives exposure to 10% of its net assets, and as such will be exempted from the derivatives risk management program requirement and the “Value-at-Risk-based” limit on fund leverage risk.  Daxor will adopt and implement written policies and procedures reasonably designed to manage Daxor’s derivatives risks.  With regard to margin loans, Daxor will continue to treat margin loans as “senior securities” and comply with the asset coverage requirements.  Release No. IC-34084, “Use of Derivatives by Registered Investment Companies and Business Development Companies,” at footnote 728, provides that a “similar financing transaction” under the new rule includes a “fund’s purchase of a security on margin.”  Rule 18f-4(d) provides, with regard to a similar financing transaction (the margin loan in this case), that Daxor may (a) “comply with the asset coverage requirements of Section 18, and combine the aggregate amount of indebtedness associated with all reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the asset coverage ratio;” or (b) “treat all reverse repurchase agreements or similar financing transactions as derivatives transactions for all purposes under” Section 18.  Daxor could elect to treat the margin loans as derivative transactions for all purposes of the new rule, which would be advantageous if the Fund is already subject to the Value-at-Risk limitations.  However, as the Fund is a limited derivatives user not subject to Value-at-Risk limitations, it should be more beneficial to treat the margin loans as senior securities.

U.S. Securities and Exchange Commission
July 13, 2021

7. There is disclosure that Daxor receives significant income from options sales.  Was this true in the most recent fiscal year?  Prior year?
Response: This was not true in the most recent fiscal year, or the prior year, and Daxor will remove that disclosure.
8. Ensure that the high and low sales prices for the stock for each full quarterly period within the two most recent fiscal years and each full fiscal quarter since the beginning of the current fiscal year are reported.
Response: Daxor will revise the disclosure as requested.
9. Please update Footnote 6 to the Fee Table.
Response: Daxor will revise the disclosure as requested.
10. With regard to the “Put and Call Options Risk,” disclosure, please consider expanding this risk disclosure.
Response: Daxor will revise the disclosure as requested.
11. Please confirm that no sales have been made under the registration statement, and that none will be made until it is declared effective.
Response: Daxor confirms that no sales have been made under the registration statement, and that none will be made until it is declared effective.
12. Please ensure each filing is accompanied by a transmittal letter that explains the filing, the reason for the filing, and appropriate contact information.
Response: With regard to future filings, Daxor will ensure that an appropriate transmittal letter is filed.
* * * * *

U.S. Securities and Exchange Commission
July 13, 2021

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

cc:       Michael Feldschuh (w/o enclosures)
Robert Michel (w/o enclosures)
Daxor Corporation